BY HAND AND BY EDGAR

July 27, 2012

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street N.E.
Washington, D.C.  20549

RE:	SeaCube Container Leasing Ltd.
Form 10-K for the Year Ended December 31, 2011
Filed March 2, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed May 8, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2012
File No. 1-34931

Dear Mr. Decker:

SeaCube Container Leasing Ltd., a Bermuda company, hereby responds to the comments (the “Comments”) of the staff (the “Staff”) set forth in the Staff’s letter dated July 10, 2012 (the “Comment Letter”) in relation to the above-referenced Form 10-K, Form 10-Q and Definitive Proxy.  References to “we,” “our” or the “Company” in this response are to SeaCube Container Leasing Ltd.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K, Form 10-Q and Definitive Proxy, as the case may be.

Form 10-K for the Year Ended December 31, 2011

General

1.	Your "Company Data" within Edgar does not reflect your current fiscal year end of December 31st. Please revise your information within Edgar accordingly.

Response:  We acknowledge the Staff’s comment and have revised our information within Edgar accordingly.

Securities and Exchange Commission
Rufus Decker
July 27, 2012

Front Cover Page

2.
In future filings, please include on the cover page of your annual report the items required by Form 10-K, including your telephone number, as well as indicate whether your securities are registered pursuant to either Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

Response:  We acknowledge the Staff’s comment and will provide the requested disclosure in our next Form 10-K filing.

Risk Factors, page 10

Our inability to service our debt obligations or to obtain additional financing as needed would have a material adverse effect..., page 22

3.	In future filings, please consider revising this risk factor disclosure to provide shareholders with a greater understanding of how the size of your current debt obligations and your prospect of increasing capital expenditures through additional borrowings may affect your financial position if you are unable to generate sufficient cash flows to meet these obligations. For example, as disclosed in your consolidated balance sheet, the size of your total assets marginally exceeds your total liabilities. Risk factor disclosure should be tailored to address the specific nature of your business.

Response:  We acknowledge the Staff’s comment and will expand our risk factor disclosure in future filings to include a discussion of how the amount of our current debt obligations and the potential that we will incur additional indebtedness to cover capital expenditures may affect our financial position in the event we are unable to generate sufficient cash flows to meet our debt obligations.

Securities and Exchange Commission
Rufus Decker
July 27, 2012

Management's Discussion and Analysis

Results of Operations, page 34

4.
In your discussion of finance revenue for the year ended December 31, 2011 compared to the year ended December 31, 2010, you state that the increase in finance revenue was the result of new investments that were made in excess of the amortization of the current lease portfolio.  Please further explain in your disclosure why new investments and the amortization of the current lease portfolio impacts finance revenue.  Please show us in your supplemental response what the revisions will look like in future filings.

Response:  In future filings, the Company will revise its disclosure to provide additional details regarding the impacts on finance revenue.  Set forth below is an example of the revised disclosure.

Finance revenue was $54.3 million for the year ended December 31, 2011 compared to $51.6 million for the year ended December 31, 2010, an increase of $2.7 million or 5%.  The increase was the result of new investments that ~~were made in excess of the amortization of the current lease portfolio~~ increased the average size of our finance lease portfolio.

Liquidity and Capital Resources, page 42

General

5.
Please clearly disclose the amounts available to borrow under your financing arrangements as of the end of the period. Refer to Item 303(a)(1) of Regulation S-K. Please show us in your supplemental response what the revisions will look like in future filings

Response:  We acknowledge the Staff’s comment and respectfully submit that our existing disclosure provides the disclosure called for by the Staff and is consistent with the requirements of Item 303(a)(1) of Regulation S-K.  In this regard, we refer the Staff to page 42 of our Form 10-K for the fiscal year ended December 31, 2011 where we state that “$165 million was available for borrowing as of December 31, 2011.”

Securities and Exchange Commission
Rufus Decker
July 27, 2012

6.	Please enhance your liquidity disclosure to address the following:

●	Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and
●
Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.  Please show us in your supplemental response what the revisions will look like in future filings.

Response:  The Company respectfully advises the Staff that although we have foreign sourced income, our revenues are billed and cash is received in the United States.  Accordingly, substantially all of our cash is held in the United States and, therefore, any U.S. taxes owed due to the repatriation of foreign cash would be immaterial.  In the event the Company holds any material foreign cash or short-term investments, we will revise our disclosure to include a discussion of these balances and any impacts of repatriating these funds.

The Company’s future filings will include a discussion in the liquidity and capital resources section as to its foreign cash and cash equivalents. The Form 10-Q for the period ended June 30, 2012 will include a discussion similar to that which appears below:

Foreign Cash

As of June 30, 2012, substantially all of the Company’s cash and cash equivalents are held in banks in the United States.

Securities and Exchange Commission
Rufus Decker
July 27, 2012

Covenants, page 47

7.
Please disclose the specific terms of debt covenants that you are subject with any required ratios/amounts.  Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.  Please also retitle EBITDA if it is not computed as is commonly defined and disclose the nature of any additional adjustments made.  Please show us in your supplemental response what the revisions will look like in future filings.

Response:  We acknowledge the Staff’s comment.  In future filings, we will revise our disclosure to include the specific terms of the debt covenants under the Company’s financing arrangements.  Attached as Appendix A is a sample of the revised debt covenants disclosure that will appear in our annual reports on Form 10-K.  Similar debt covenants disclosure will appear in our quarterly reports on Form 10-Q.  Further, if the Company determines that it is reasonably likely that it will not be able to meet any debt covenants, it will include disclosure in its periodic reports of the actual ratios for such covenants as of the relevant reporting date along with specific computations used to arrive at the actual ratios and, if relevant, reconciliations to U.S. GAAP amounts.  Finally, the Company will retitle EBITDA to “adjusted EBITDA” in all instances and will include the reconciliation of adjusted EBITDA to its most directly comparable U.S. GAAP measure in future filings.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

8.
Please tell us whether your liabilities as of each balance sheet date include any payables or accruals related to leased equipment. Please confirm that these amounts are not reflected as investing activities in your statements of cash flows until the period a cash payment is made. Please also describe to us the nature of the amounts included in the investment in direct finance leases line item in the investing activities section. Please refer to ASC 230-10-50-3 through 6.

Response:  The Company respectfully advises the Staff that our liabilities as of each balance sheet date do include payables and accruals related to leased equipment and these amounts are not reflected as investing activities in our statements of cash flows until the period a cash payment is made.  The payables and accruals related to leased equipment are disclosed on the face of our balance sheet as “Equipment purchases payable.”  In addition, the amount included in the “investment in direct finance leases” line item in the investing activities section represents cash paid for equipment that is utilized by the Company for our direct finance leases.

Securities and Exchange Commission
Rufus Decker
July 27, 2012

Notes to the Financial Statements

Note 3.  Leasing Activity, page F-15

9.	Please address the following regarding the classification of your leases:

●
Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm all the conditions set forth in ASC 840-10-25-14 exist.  Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d);

●	Please tell us whether your leases contain material adverse change clauses. If so, please tell us how this is determined and what potential remedies are available to you as the lessor;
●	Please tell us if your leases contain cross-default provisions. If so, please tell us what consideration you gave to the potential impact of these provisions on your lease classification; and
●	Please tell us if your leases include subjective default provisions. If so, please tell us whether there is any cap on potential remedies that would impact your lease classification.

Refer to ASC 840-10-25-41 through 69.

Response:  The Company respectfully advises the Staff that our container leases contain default provisions that relate to lessee nonperformance.  These default provisions typically include, among other things, failure to pay any sum when due, default in the performance of any term, condition, provision or obligation under the agreement, and, in a few cases, material adverse change clauses.  Our default provisions satisfy all of the conditions set forth in ASC 840-10-25-14.

We would also note that the remedies available to us under our leases following a lessee default are those which are customary in our industry, which include (a) the right to terminate the lease and repossess the equipment, (b) the right to collect damages for our out-of-pocket expenses (equipment damages and repairs, repositioning costs, the value of unrecovered equipment, interest and attorneys’ fees) in connection with the lessee’s default and to collect amounts the lessee failed to pay up to lease termination, and (c) the right to accelerate the entire unpaid balance of rentals over the remaining term of the lease. There are no additional penalties or requirements to purchase the equipment for a fixed amount.

Securities and Exchange Commission
Rufus Decker
July 27, 2012

In addition, the Company respectfully advises the Staff that:

●
Certain of our leases contain material adverse change clauses. The factors that would give rise to a “material adverse change” are clearly defined and not subjective in nature. The potential remedies are the same ones that would apply to any other event of default.

●
Some of our leases contain cross-default provisions. The potential remedies for the cross-default provisions are the same ones that would apply to any other event of default, and we have evaluated the potential impact of the remedies provision in our lease classification.

●	Our leases do not contain default provisions that are subjective.

Note 7.  Income Taxes, page F-23

10.	The effective tax rate differs from the U.S. federal tax rate of 35% primarily due to lower or nontaxed foreign source operations. In this regard, please disclose the earnings (loss) from continuing operations and income tax provision (benefit) for each country which has significant earnings subject to low tax rates. We believe that this disclosure is consistent with the objectives of Item 303(a)(3)(i) of Regulation S-K. Please show us in your supplemental response what the revisions will look like in future filings.

Response: The Company respectfully advises the Staff that we are a Bermuda organized company with the majority of our earnings not subject to taxation either in our country of incorporation or in most foreign jurisdictions. In 2011, the Company had a taxable presence in a small number of foreign jurisdictions wherein total 2011 earnings were not material and were subject to tax rates ranging from 17% to 20%.  The balance of the Company’s non-US earnings were not subject to income tax in other foreign jurisdictions due to the fact that the Company’s activities in those jurisdictions did not rise to a level that would subject the Company to taxation.

In the future, the Company plans to add the following language to its Form 10K tax disclosure:

The Company is not subject to taxation in its country of incorporation.  In addition, although the Company is subject to taxation in certain other jurisdictions, none of those taxable amounts are material.

Securities and Exchange Commission
Rufus Decker
July 27, 2012

Note 12.  Industry Segment and Geographic Information, page F-29

11.
Please separately present domestic revenues as well as revenues for any individual country which has material revenues.  Refer to ASC 280-10-50-41.  Please show us in your supplemental response what the revisions will look like in future filings.

Response:  The Company respectfully advises the Staff that we have no revenue in our country of domicile, which is Bermuda.  In addition, we will revise the table in our disclosure to footnote any individual country that has material revenues.  Future Form 10-K filings will include a discussion similar to that which appears below:

	Year Ended December 31
Total revenues	2011	2010	2009
Asia	$64,526	$38,965	$31,422
Australia/New Zealand	476	855	1,113
Europe/Africa/Middle East (1) (3)	60,817	51,972	61,645
North America	17,973	20,284	20,817
South America (2)	25,687	25,173	26,876
	$169,479	$137,249	$141,873
_________________________________
1 – Included in these amounts are revenues attributable to France of $25,777, $13,910, and $13,485 for the years ended December 31, 2011, 2010 and 2009, respectively.
2 – Included in these amounts are revenues attributable to Chile of $24,493, $23,938, and $24,682 for the years ended December 31, 2011, 2010 and 2009, respectively.
3 – Included in these amounts are revenues attributable to Monaco of $16,316, and $18,681 for the years ended December 31, 2010 and 2009, respectively.

Form 10-Q for the Period Ended March 31, 2012

General

12.	Please address the above comments in your interim filings as well, as applicable.

Response:  We acknowledge the Staff’s comment and note that, where appropriate, we will add responsive conforming disclosure to our quarterly reports on Form 10-Q.

Securities and Exchange Commission
Rufus Decker
July 27, 2012

Management's Discussion and Analysis

Non-GAAP Measures, page 20

13.	You present adjusted EBITDA as a supplemental financial measure as a means to evaluate the performance of your business. You believe that, when viewed with GAAP results and the accompanying reconciliation, it provides a more complete understanding of factors and trends affecting your business than the GAAP results alone. It is not clear based on your disclosures why you believe this measure provides useful information regarding your performance. Please expand your disclosures to further explain. Please also disclose any additional purposes for which you use this non-GAAP financial measure. Refer to Item 10(e)(1)(i)(c) and (d) of Regulation S-K. Please correspondingly expand your disclosures in your Forms 8-K when presenting this non-GAAP financial measure. Please show us in your supplemental response what the revisions will look like in future filings.

Response: In future filings, the Company will revise its disclosure to provide additional details regarding adjusted EBITDA as a non-GAAP measure. Future Forms 10-K and 10-Q filings as well as future filings on Form 8-K will include a discussion similar to that which appears below:

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) is a measure of financial and operating performance that is not defined by U.S. GAAP and should not be considered a substitute for net income, income from operations or cash flow from operations, as determined in accordance with U.S. GAAP.

We define adjusted EBITDA as income (loss) from continuing operations before income taxes, interest expenses including loss on retirement of debt, depreciation and amortization, fair value adjustments on derivative instruments, loss on terminations and modification of derivative instruments, gain on sale of assets, and write-offs of goodwill plus principal collections on direct finance lease receivables. ~~SeaCube has presented adjusted EBITDA as a supplemental financial measure as a means to evaluate performance of the Company’s business. SeaCube believes that, when viewed with GAAP results and the accompanying reconciliation, it provides a more complete understanding of factors and trends affecting the Company’s business than the GAAP results alone.~~ We use adjusted EBITDA in a number of ways to assess our consolidated financial and operating performance, and we believe this measure is helpful to management, the board of directors and investors in identifying trends in our performance. We use adjusted EBITDA as a measure of our consolidated operating performance exclusive of income and expenses that relate to the financing, income taxes, and capitalization of the business. Also, adjusted EBITDA assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily interest charges on our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results. In addition, adjusted EBITDA helps management identify controllable expenses and make decisions designed to help us meet our current financial goals and optimize our financial performance. Accordingly, we believe this metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure and expenses of the organization. Lastly, adjusted EBITDA is the basis for calculating selected financial ratios as required in the debt covenants of one of our credit facilities and one of our management agreements.

Securities and Exchange Commission
Rufus Decker
July 27, 2012

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 18
Elements of Compensation, page 19
Discretionary Cash and Restricted Share Bonus Grants, page 19

14.
We note that the bonus amount granted to Mr. Kwok was above the $200,000-$400,000 range provided in Section 1(c) of his employment agreement.  We also note that the discussion of the factors considered by the compensation committee is cast in fairly broad terms and does not provide the necessary insight into the compensation committee's decision-making process in granting Mr. Kwok a bonus amount above the range.  With a view towards future disclosure, please provide us with a comprehensive discussion of the material factors considered by the compensation committee in arriving at the executives' bonus amounts.

Response:  We acknowledge the Staff's comment.  In future filings, we will expand our Compensation Discussion and Analysis to provide investors with a more clear understanding of the material factors considered by our compensation committee when determining the size of bonus awards.  To provide an indication of the revisions we anticipate making to our future disclosure, we have attached as Appendix B a revised discussion of our 2011 discretionary bonus program.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (201) 949-2022 should you require further information or have any questions.

Very truly yours,

/s/ Stephen P. Bishop
Stephen P. Bishop
Chief Financial Officer
SeaCube Container Leasing Ltd.

Appendix A

Container Revolving Credit Facility

CLI had a two-year senior secured revolving credit facility, which allowed for maximum borrowings of $100.0 million. The agreement included a $10.0 million sub-limit for letters of credit. On August 19, 2008, the facility was renewed for a term of one year and reduced the total facility size to $50.0 million. On August 19, 2009, this facility was reduced to $25.0 million and renewed for a term of one year. On January 26, 2010, the facility was amended to increase the amounts available to $40.0 million. The terms of the amendment included a declining advance rate and an increased interest rate spread depending upon the amounts drawn.

On November 3, 2010, CLI executed a $120 million revolving credit facility (with a $10 million letters of credit sublimit) (the “Container Revolving Credit Facility”), which replaced the previous revolving credit facility. All amounts borrowed under the previous credit agreement were repaid in full. Proceeds of loans under the Container Revolving Credit Facility are available to be used for working capital and general corporate purposes.  The commitments of the lenders are for three (3) years, with a maturity date of November 3, 2013, and may be extended for an additional 364 days , subject to payment of an extension fee and satisfaction of certain other conditions.  The loans bear interest, at CLI's option, at the rate per annum equal to either (i) the greater of (a) the prime lending rate, plus 2% and (b) the Federal Funds Effective Rate plus 1/2 of 1% plus 2% or (ii) the LIBOR rate determined for the applicable interest period, plus 3%.

The Container Revolving Credit Facility contains typical representations and covenants for loans of this type that, among other things and subject to exceptions set forth in the Agreement, restrict the ability of CLI and certain restricted subsidiaries, to incur indebtedness and/or create liens against its assets and/or to make investments, to dispose of assets, to merge or consolidate with any other person, to engage in transactions with affiliates except on an arm's-length basis in the ordinary course of business, or  to incur certain restrictions or prohibitions on granting liens and/or making distributions, dividends or similar payments. In addition, CLI shall not permit the tangible net worth of CLI and its subsidiaries at any time to be less than $200 million. CLI will also be required to comply with a maximum consolidated leverage ratio of 5.25 times adjusted EBITDA through the third anniversary of the facility and of 5.00 times adjusted EBITDA with respect to the time period thereafter.

The Container Revolving Credit Facility also provides for customary events of default, including payment defaults, failure to comply with covenants, bankruptcy or insolvency, and change of control. Any event of default could, subject to applicable notice and timing requirements, result in termination of all commitments and loans and all amounts owed and other loan documents could become immediately due and payable.

CLI pledged certain assets for the benefit of the secured parties as collateral security for the payment and performance of obligations under the facility and other loan documents and under the guaranty. The pledged assets included, among other things, marine and intermodal containers, gensets and equity interests in certain subsidiaries and all proceeds of any and all of the foregoing.  As of December 31, 2011 and 2010, the outstanding balance was $79.0 million and $20.0 million, respectively.  The weighted-average interest rate for the years ended December 31, 2011 and 2010 was 3.39% and 4.28% excluding unused fees and the amortization of up-front costs, respectively.

Container Asset-Backed Securitizations

On August 24, 2006, CLI entered into the Container Asset-Backed Securitizations (as defined below). CLI contributed certain eligible containers, together with related leases, to CLI Funding LLC, a special purpose entity (“SPE”) whose primary business activity is to issue asset-backed notes. The SPE is one of our wholly owned subsidiaries. These borrowings are an obligation of the SPE, and the lenders’ recourse in respect of the borrowings is generally limited to the collections that the 2006 SPE receives on the assets.

The Series 2006-1 Notes (as defined below) bear interest at the rate of one-month LIBOR plus a margin. The Series 2006-2 Notes (as defined below), which were repaid in full on January 20, 2009 upon the culmination of the 2009 Sale, bore interest at (i) a rate equal to the sum of the commercial paper rate (determined in accordance with the Series 2006-2 Supplement) and a margin, if the advance has been funded through the issuance of commercial paper, (ii) a rate equal to the quotient of (a) LIBOR divided by (b) the Federal Reserve’s Eurodollar Reserve Rate plus a margin, if the advance is funded utilizing a source of funds for which interest is determined by reference to LIBOR or (iii) the greater of (a) the prime rate as set forth by the agent under the agreement plus a margin or (b) the Federal Funds Rate plus a margin, if the advance is funded utilizing a source of funds for which interest is determined by reference to some rate other than LIBOR and is not funded with commercial paper. The SPE paid a commitment fee in connection with the Series 2006-2 Notes to each note holder on the total available commitments of such note holder.

At no time shall the outstanding amount of the Series 2006-1 Notes exceed the asset base, which at any time is the sum in the aggregate of 85% of the net book value of eligible containers that are not then subject to a direct finance lease, plus 85% of the net value of the direct finance lease receivables of all eligible containers that are then subject to a direct finance lease, plus the amount then on deposit in the restricted cash account. If the outstanding loans exceed the asset base at any time, the SPE will be required to repay the excess for application toward repayment of the amount of the Series 2006 Notes. Failure by the SPE to repay such excess amount within 90 days is an event of default. The Container Securitization Documents contain typical representations and covenants for indebtedness of this type. The unpaid principal amount of the Series 2006-1 Notes, together with interest and all other related amounts, is scheduled to be repaid in full by August 2016, and is otherwise due and payable in full by August 2021.

The Series 2006-1 Notes contains typical representations and covenants for loans of this type that, among other things and subject to exceptions set forth in the agreement, restrict the ability of CLI and certain restricted subsidiaries, to incur indebtedness and/or create liens against its assets and/or to make investments, to dispose of assets, to merge or consolidate with any other person, to engage in transactions with affiliates except on an arm's-length basis in the ordinary course of business, or  to incur certain restrictions or prohibitions on granting liens and/or making distributions, dividends or similar payments. In addition, CLI shall not permit the tangible net worth of CLI and its subsidiaries at any time to be less than $175 million.

The outstanding balance of the Series 2006-2 Notes and $48.0 million of the Series 2006-1 Notes were repaid in conjunction with the 2009 Sale on January 20, 2009.  At December 31, 2011 and 2010, the amount outstanding under this facility was $290.1 million and $352.3 million, respectively. The weighted-average interest rate for the years ended December 31, 2011 and 2010 was 6.28% and 6.49%, respectively.

CLI Funding III Credit Facility

On October 31, 2007, our wholly owned subsidiary CLI Funding III LLC, a special purpose vehicle incorporated under the laws of Delaware, entered into a $300.0 million senior secured credit facility to finance a portfolio of container finance leases and certain new container finance leases acquired in the future. The facility was amended on April 22, 2008, increasing the facility size to $400.0 million. The facility had a two-year revolving period, during which additional finance leases could be added to the portfolio, followed by a term-out period not to exceed ten years during which the facility amortizes. Borrowings under the facility are limited to a maximum of 85% of the present value of finance lease receivables throughout the facility’s 12-year term and bear interest at a rate equal to LIBOR or a Cost of Funds rate (as defined in the agreement) plus a margin. CLI has guaranteed the payment obligations of CLI Funding III LLC.

The CLI Funding III Credit Facility contains typical representations and covenants for loans of this type that, among other things and subject to exceptions set forth in the agreement, restrict the ability of CLI and certain restricted subsidiaries, to incur indebtedness and/or create liens against its assets and/or to make investments, to dispose of assets, to merge or consolidate with any other person, to engage in transactions with affiliates except on an arm's-length basis in the ordinary course of business, or  to incur certain restrictions or prohibitions on granting liens and/or making distributions, dividends or similar payments. In addition, CLI shall not permit the tangible net worth of CLI and its subsidiaries at any time to be less than $200 million.

At December 31, 2011 and 2010, the amount outstanding under this facility was $245.2 million and $311.9 million, respectively. The weighted-average interest rate for the years ended December 31, 2011 and 2010 was 4.20% and 4.81%, respectively.

CLI Funding IV Credit Facility

On May 18, 2010, our indirect wholly owned subsidiary, CLI Funding IV LLC, a special purpose vehicle formed under the laws of Delaware, entered into a $200 million revolving loan credit agreement (the “CLI Funding IV Credit Facility”) to finance new container purchases in the future. The facility had a one year revolving period, which was to expire on May 17, 2011.  On May 9, 2011, CLI Funding IV Credit Facility was extended for 2 years, which included extending the revolving period to May 9, 2013.  After the revolving credit period expires, the facility converts to a 5 year amortizing term loan. Borrowings under the facility are limited to a maximum of 80% of the eligible equipment’s net book value, 80% of the net present value of eligible finance leases, plus 100% of the restricted cash accounts and borrowings under this facility bear interest at a rate equal to LIBOR plus a margin.

The CLI Funding IV Credit Facility contains typical representations and covenants for loans of this type that, among other things and subject to exceptions set forth in the agreement, restrict the ability of CLI and certain restricted subsidiaries, to incur indebtedness and/or create liens against its assets and/or to make investments, to dispose of assets, to merge or consolidate with any other person, to engage in transactions with affiliates except on an arm's-length basis in the ordinary course of business, or  to incur certain restrictions or prohibitions on granting liens and/or making distributions, dividends or similar payments. In addition, CLI shall not permit the tangible net worth of CLI and its subsidiaries at any time to be less than $200 million. CLI will also be required to comply with a maximum consolidated leverage ratio of 5.25 times adjusted EBITDA through the third anniversary of the facility and of 5.00 times adjusted EBITDA with respect to the time period thereafter.

At December 31, 2011 and 2010, the amount outstanding under this facility was $76.0 million and $110.0 million, respectively.  The weighted-average interest rate for the year ended December 31, 2011 and 2010 was 3.43% and 4.12%, respectively.

CLI Funding V Credit Facility

On March 18, 2011, the Company, through its wholly owned subsidiary, CLI Funding V LLC ("CLIF V”) completed its offering of $230 million Series 2011-1 Fixed Rate Secured Notes ("Series 2011-1 Notes"). The Series 2011-1 Notes were issued with an annual interest rate of 4.5% and have a scheduled maturity date of March 18, 2021 with a legal final maturity date of March 18, 2026.

On November 3, 2011, CLIF V completed its offering of $250 million Series 2011-2 Fixed Rate Secured Notes ("Series 2011-2 Notes").  The Series 2011-2 Notes were issued with an interest rate of 4.94%, have a scheduled maturity date of November 18, 2021 and a legal final maturity date of October 18, 2026.

The CLI Funding V Credit Facility contains typical representations and covenants for loans of this type that, among other things and subject to exceptions set forth in the agreement, restrict the ability of CLI and certain restricted subsidiaries, to incur indebtedness and/or create liens against its assets and/or to make investments, to dispose of assets, to merge or consolidate with any other person, to engage in transactions with affiliates except on an arm's-length basis in the ordinary course of business, or  to incur certain restrictions or prohibitions on granting liens and/or making distributions, dividends or similar payments. In addition, CLI shall not permit the tangible net worth of CLI and its subsidiaries at any time to be less than $175 million.

At December 31, 2011, the amount outstanding under this facility was $460.2 million.  The weighted-average interest rate for the year ended December 31, 2011 was 4.58%.

Unsecured Term Loan ~~Notes~~

On April 28, 2011, the Company closed on a $50 million Five Year Senior Unsecured Term Loan.  The loan has an interest rate of 11%, which is payable semi-annually beginning on July 1, 2011.  There are no required principal payments prior to maturity on April 28, 2016.

At December 31, 2011, the amount outstanding under this facility was $50.0 million.  The weighted-average interest rate for the year ended December 31, 2011 was 10.82%.

Covenants

~~Under the Company’s debt instruments, the Company is required to maintain certain financial covenants (as defined in each agreement).  The primary financial covenants to which the Company is subject to are as follows:~~

~~●  Minimum Consolidated Tangible Net Worth (“TNW”).~~
~~●  Maximum consolidated indebtedness ratio to EBITDA~~

At December 31, 2011, the Company was in compliance with all covenants.

Appendix B

Discretionary Cash Bonus and Restricted Share Bonus Grants.  The compensation committee has the authority to award discretionary annual bonuses to our named executive officers in the form of cash and/or restricted share grants or other share-based awards. The annual incentive bonuses are intended to compensate officers for individual performance achievements, for our overall financial performance and for achieving important milestones. Bonus levels vary depending on the individual executive and are not formulaic, but generally include such factors as our overall financial performance, quality and amount of new investments, enhancing our dividend paying capability and improving our operations. The compensation committee makes annual discretionary bonus determinations in December of each year. Cash bonuses are ordinarily paid in a single installment in January of the year following determination, and we plan to make bonus restricted share grants or other share-based awards following the determination by the compensation committee.  Bonus restricted share grants in respect of 2011 service were made on February 23, 2012 following determination by the compensation committee on January 31, 2012.  In addition to bonus restricted share grants, the compensation committee has the authority to award special restricted share grants to our named executive officers. These awards are made only to certain executives, reflecting exceptional performance, to provide additional retention benefits and performance incentives through additional restricted share ownership.

For 2011, the compensation committee did not set specific corporate or individual performance objectives for the determination of annual bonuses.  Rather, the compensation committee ~~evaluated~~ considered 2011 corporate performance and the ~~performance~~ contribution of each individual executive on a more subjective basis~~.  Factors considered by the compensation committee included company performance during uncertain economic times,~~ in light of traditional financial metrics that the company considers most significant. Those metrics include total revenue, adjusted net income,1 total amount invested in new equipment, and average utilization for the fleet.2 An evaluation of these metrics showed that the company performed exceptionally well in 2011 on a year-over-year basis. Revenue increased 23% to $169.5 million. Adjusted net income increased 27% to $44.1 million, or $2.19 on a per diluted common share basis. Total amount invested in new equipment in 2011 reached $561.1 million, almost double the amount invested in 2010. In addition, average utilization of the fleet for 2011 was 98.3% compared to 98.1% during 2010. The compensation committee also considered the company’s successful achievement of a variety of strategic initiatives, including ensuring the availability of low cost, long-term financing for equipment purchases, entering profitable long-term leases with creditworthy customers, and maintaining steady and consistent cash flows under all market conditions. Based on the company’s year-over-year performance, as well as the successful procurement of additional capital~~, and achievement on a variety of strategic initiatives.~~ and the achievement of its strategic initiatives, the compensation committee concluded that the company had demonstrated exceptional performance during uncertain economic times and that each of the named executive officers contributed to that success. The compensation committee further concluded that Mr. Kwok’s contribution was particularly significant, given his substantial involvement on the marketing side of the business, in the deployment of investment capital that resulted in positive returns, and in generating a high volume of profitable leasing transactions, each of which had a resultant favorable short-term and anticipated long-term impact on revenue, earnings, and cash flow. As a consequence, the compensation committee concluded that Mr. Kwok’s contribution to the company’s success warranted a discretionary cash bonus of $450,000 ($50,000 above the range set forth in his employment agreement).

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1
Adjusted net income is defined as net income before non-cash interest expense related to terminations and modifications of derivative instruments, losses on retirement of debt, fair value adjustments on derivative instruments, loss on swap terminations, write-offs of goodwill and gain on the sale of assets.  Adjusted net income is a measure of financial and operational performance that is not defined by U.S. GAAP.  Please see our discussion under the heading “Non-GAAP Measure” in our Form 10-K for the fiscal year ended December 31, 2011 for a reconciliation of this non-GAAP measure to net income (loss).

2	Average utilization excludes assets held for sale and new units at the factory.

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The 2011 annual bonuses for our named executive officers ~~are~~ were as follows:

●	Joseph Kwok, $450,000 cash;

●	Stephen P. Bishop, $200,000 cash ; and

●	Lisa D. Leach, $140,000 cash.

Additionally, bonus restricted share grants vesting ratably over 3 years were awarded on February 23, 2012 as follows: Mr. Kwok: 31,250 shares; Mr. Bishop: 18,750 shares, and Ms. Leach: 8,124 shares.

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